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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                  Filing No. 1 for the month of October, 1999




                           Bid.Com International Inc.
                           --------------------------
                           (Exact name of Registrant)

         6725 Airport Road, Suite 201, Mississauga, ON, Canada L4V 1V2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X       Form 40-F __
                                   --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes __      No  X

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                           BID.COM INTERNATIONAL INC.

     On September 30, 1999, Bid.Com International Inc. (the "Company") announced that it raised aggregate gross proceeds of Cdn$17.1 million ( approximately US$11.8 million) from the sale of Special Warrants through Canaccord Capital Corporation.

     Each Special Warrant, priced at Cdn$9.25, will entitle the holder to acquire one unit consisting of one common share in the capital of the Company and one-half of a non-transferable common share purchase warrant. Each whole share purchase warrant can be exercised to acquire one additional common share at an exercise price of Cdn$12.00 per share for 24 months.

     The securities offered in the private placement have not been registered under the Securities Act of 1933 and may not be offered or sold without registration under the Act or an exemption from registration.

     This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws. These include, among others, statements about expectations of future revenues and cash flows and capital requirements. Forward-looking statements are subject to risks and uncertainties that may cause the Company's results to differ materially from expectations. These risks include the Company's ability to further develop its business-to-business and licensing businesses, its ability to develop appropriate strategic alliances and successful development and implementation of technology, acceptance of its products and services, competitive factors, new products and technological changes, and other such risks the Company may identify and discuss from time to time, including those risks disclosed in the Company's amended Form 20-F filed with the Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

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                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    BID.COM INTERNATIONAL INC.


Date: October 1, 1999               By: /s/Mark Wallace
                                        ---------------
                                    Name: Mark Wallace
                                    Title: Executive Vice President and General
                                           Counsel


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